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Traditional Skyr
ICELANDIC PROVISIONS
Plain
Icelandic Yogurt
Result
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Stores
This product contains animal products. Tap an ingredient to learn more.
Pasteurized low-fat milk
Yogurt
Ingredients
Yogurt (Pasteurized Low-Fat Milk, Live Active Cultures).

INVEST IN **SPOONFUL**

Helping 3B people with special diets navigate grocery stores and restaurants

LEAD INVESTOR

Carey Ransom Founder & President, Operate

As a lead investor we find it critical to understand the capability of the founding team, as well as their purpose and motivation for starting a company. Building a startup is hard, challenges will arise, and we want to partner with founders who have to solve this problem and build this company no matter what. We want founders who will push through the challenges in service to their customers and employees, and to their vision to change the

As a lead investor we find it critical to understand the capability of the founding team, as well as their purpose and motivation for starting a company. Building a startup is hard, challenges will arise, and we want to partner with founders who have to solve this problem and build this company no matter what. We want founders who will push through the challenges in service to their customers and employees, and to their vision to change the world for the better. The team at Spoonful has all of those positive qualities, which excited us to initially support and invest in them, and to continue to in this round. We met an incredibly talented, aligned and driven team at Spoonful, and they've made incredible progress in the past year - building an engaged user base and community. We are excited about the foundation they have built for their app and business, and anticipate even more rapid growth in this next phase. Food as medicine is building momentum in the marketplace, as is consumer demand for more awareness of what they eat, whether for health, diet or preference reasons. Spoonful is a leader in empowering consumers to make smarter food choices for their personal circumstances, and we appreciate the opportunity to support them in this ambitious endeavor. In helping millions of people with their food choices, we believe Spoonful will build a massive and valuable business as well.



Invested $20,000 this round & $500,000 previously

spoonfulapp.com Oakland CA

Food | Software | Retail | Female Founder | Food Tech

Highlights

1. 80k app installs (50k this year) and a 4.8 rating across 1.6k reviews
2. Precursor Ventures, Alumni Ventures Group, and other notable institutionals already on board.

2. Precursor Ventures, Alumni Ventures Group, and other notable institutionals already on board.

3. Strong board comprised of leading dietitians, MDs, and clinical nutritionists.
4. Both founders follow a special diet and are close with the users they support
5. $0.31 cost per acquisition in a market with 3B potential customers

Our Team



Deepa Krishnan CEO at Spoonful

Tech exec with 10+ years experience building Data Platforms and leading Product teams. Former Head of Business Development at F50 company. Ran M&A of data company to Salesforce for $175M.

Both of us have seen the impact diet can have on health. (And we don't mean "diet" in the traditional weight loss sense.) Deepa modified the way she eats after being diagnosed with cardiac and upper respiratory conditions, and I (Sam) eliminate certain foods to manage Tourette's. The right food makes all the difference!



Sam Laber CMO at Spoonful

Marketing leader with 10 years building and growing startups. Former Director of Marketing at Datanyze (acq. Zoominfo).





Joeman Fong Founding Engineer at Spoonful

Full-Stack Engineer with 5+ years building web and mobile apps.

Our Deck



Spoonful!
Everyone deserves a seat at the table.

Team
Three data junkies and a group of clinical nutrition experts walk into a (juice) bar...
Deepa Krishnan, CEO
VP of Product at Demandbase, deal team at Jigsaw ($175M to SFDC).
Manages heart and lung conditions through diet. Princeton & UCLA alum.
Sam Laber, CMO
Head of Marketing at Datanyze; grew inbound from $500K to $4M.
Manages Tourette's Syndrome with elimination diet. Tufts alum.
Team
Joeman Fong
Founding engineer; full-stack developer
Clinical Experts
Anita Ahuja, MD
Pediatric GE; Stanford fellow currently at Kaiser
Rhyan Geiger, RD
Plant-based registered dietitian
Erin Heidenreich, RDN
Celiac registered dietitian nutritionist
Vanessa Vargas, RD
Gut health expert and registered dietitian
+ 8 more
2021 Spoonful Confidential





Problem

The food world wasn't built for people wth special diets. That leaves half of us confused, isolated, and in pain.

According to IFIC's 2020 Food & Health Report, 43% of people follow a special diet.



At the store

Grocers rarely call out diet-friendly products, leaving us to decipher complex food labels on our own.



GROCERY ONLINE

Shopping online

Online grocers sometimes provide dietary info, but are rarely equipped for multiple restrictions.



Specials

Dining out

Restaurants seldom provide dietary info on their menus, forcing us to ask about the kitchen or risk a slip-up.

Solution

Today, Spoonful helps 70,000+ people navigate the grocery store. Soon, we'll be extending our app to **online groceries** and **restaurants**.



User	**Layla**
Diet	**Vegan**
Allergies	**Nightshades**
Seeking	**Vitamin D**
Avoiding	**Added sugar**

Today

Label scanner and grocery product community.





Vegan

Coming Soon

Browser extension for online grocery shopping and menu scanner for dining out.





Grocery Aisles
Featured Products

Traction

Low-cost user acquisition and high engagement in our first year.

80K
App Installs

4.8
1.6K Ratings

1.8M
Scans (Engagement)

31¢
Cost Per Install



★★★★★
Life changing?
Yup. Have been struggling with fatigue, aches, and bloating my entire life. I've tried many times to be consistent with my digestive restrictions, but with this app- this is the first time it's been successful. In awe of the difference in energy (and pleased that the 6 pack I've been working on for the entirety of covid was under all that bloat after all!

Andreaanon12
December 18, 2020

★★★★★
Thank you!
Thank you so much for this wonderful app. I've been trying for over a year to alleviate my gut symptoms. As it turned out, I was eating many of the wrong foods. Thank you!

Gutsy Texan
May 25, 2020

Why now?

COVID-19 has brought dozens of grocers and millions of restaurants online, making food data more accessible than ever.



Chicken Mole Plate
Tacos Al Pastor
Popcorn
Cookie Bites

Market

Over 3B people follow a special diet - Spoonful aims to help 15M by 2026.

TAM
3.2B
Global population following a special diet.
Source: IFIC 2020.

SAM
150M
*Adults with special diets we support.
*US, Canada, UK, ANZ

SOM
15M
Spoonful users by December 2026

2021 Spoonful Confidential

Forward-looking projections are not guaranteed.

GTM

We acquire users through SEO, social, and embedded partnerships.







google.com
is werthers vegan?
Is it Vegan? Werther's Original Caramel Hard Candies - Spoonful

SEO

Our website now answers 2.5M+ longtail searches for *Is [product] [diet]?*.





Social

Paid and organic partnerships with diet-friendly influencers.

- [x] Gluten-Free
- [ ] Low FODMAP
- [x] Plant-Based
- [ ] Vegan

Partnerships

Powered by Spoonful branding on online menus, recipe sites, and grocery stores



Business Model

We're ready to monetize our app and data.

Spoonful Premium (B2C)

- Use Spoonful at restaurants or when shopping online.
- Scan anything with OCR (even if it's not in our database).
- Get recommended swaps for food that doesn't match your diet.

500K Users x $5 Monthly = $2.5M MRR

Spoonful Platform (B2B)

- Food businesses: Add diet filters to your menu, recipe, or online store.
- Food brands: Get consumer insight data + sponsored ads / coupons.
- Healthcare: Tailor content and improve diet adherence.

5K Businesses x $2K Monthly = $10M MRR

Anticipated revenue by 2026

Forward-looking projections are not guaranteed.



Raising up to $1M ($250K via Wefunder)

AUG '21 — Recommendations (freemium revenue)

NOV '21 — Top free-from diets + personalization

FEB '22 — Chrome extension for online groceries

MAY '22 — Spoonful developer program

DEC '22 — Spoonful for menus and restaurants

JUN '23 — AI-based meal plans

Inputs: 2 developers, 1 data engineer, 1 SMM + increased marketing budget

Outputs: 250K installs + $25K MRR

Forward-looking projections cannot be guaranteed.



